UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

ABENGOA, S.A.

FORM 6-K

National Securities Market Commission

C/ Edison, 4

28006 - Madrid

Abengoa, S.A. (“Abengoa” or the “Company”), in compliance with the provisions of Section 82 of the Securities Market Act (Ley del Mercado de Valores), hereby gives notice of the following

Relevant Fact

Following the relevant fact published on September 24, 2015 (register number 2015/228.656), the Board of Directors of Abengoa, at its meeting held on September 23, 2015, has unanimously resolved to call an Extraordinary General Shareholders’ Meeting of the Company to be held at its registered address, Campus Palmas Altas, in Seville, on October 10, 2015, at 12:00 a.m., on first call, and if the required quorum is not met, on second call, the next day, October 11, 2015, at the same time and place, in order to address the agenda appearing in the text of the attached call to meeting.

The main purpose of the General Shareholders’ Meeting is to submit for the approval of the shareholders a 650 million euro capital increase announced by the Company on August 3, 2015 through the publication of a relevant fact (register number 2015/227/258). There is also a submission to the shareholders of a proportional reduction in the par value of the Class A and B shares without a return of shareholder contributions, which is a mere formality in order to provide greater flexibility to the process for setting the issue price in a capital increase. Furthermore, the bylaws and the regulations of the Board of Directors are amended to enable the instructions of the General Shareholders’ Meeting to the Board of Directors in connection with management matters, pursuant to article 161 of the Companies Act and to reflect the creation of the Investment Committee. Finally, there is a submission to the General Shareholders’ Meeting to accept the resignation of certain directors proposing the ratification of the appointment of two directors elected to fill a vacancy (cooption) since the last General Shareholders’ Meeting and, consequently, the determination in the number of members of the Board of Directors and to.

Attached hereto is a copy of the following documentation:

1.              Text of the call to the Extraordinary General Shareholders’ Meeting.

2.              Text of the resolutions that the Board of Directors proposes for approval by the shareholders at the Extraordinary General Shareholders’ Meeting.

This attached documentation shall be submitted to the shareholders for approval at the Extraordinary General Shareholders’ Meeting called by the Board of Directors at its meeting of September 23, 2015, and which is expected to be held on second call on October 10, 2015.

The required announcement in the Official Gazette of the Mercantile Register (Boletín Oficial de Registro Mercantil) has been published on the date hereof.

The resolutions approved by the shareholders at the General Shareholders’ Meeting will also be communicated by means of the appropriate notice of relevant fact (hecho relevante).

Seville, September 25, 2015

Extraordinary General Shareholders’ Meeting

Abengoa S.A.

The Board of Directors of Abengoa, S.A. (hereinafter, “Abengoa” or the “Company”), at its meeting held on September 23, 2015, has resolved to call an Extraordinary General Shareholders’ Meeting to be held at its registered address, Campus Palmas Altas, in Seville, on October 10, 2015, at 12:00 a.m., on first call, which is when it can be expected to be held, and if the required quorum is not met, on second call, the next day, October 11, 2015, at the same time and place, in accordance with the following

Agenda

One.- Capital reduction in the amount of 90,133,482.3858 euros by means of a reduction in the par value of the Class A and Class B shares of the Company in the amount of 0.98 euro for each Class A share and in the amount of 0.0098 euro for each Class B share, by means of the creation of a restricted reserve in accordance with the provisions of Section 335 c) of the Capital Companies Act, and amendment of article 6 of the Bylaws. Approval of the individual balance sheet of Abengoa, S.A. at June 30, 2015 that is to serve as the basis for the capital reduction.

Two.- Capital increase in order to increase the equity of the Company in the effective amount (par value plus share premium) of 650,000,000 euros through the issuance and placement into circulation of new Class A shares having a par value of 0.02 euro each, and new Class B shares having a par value of 0.0002 euro each, which shall be fully subscribed and paid-up at the time of subscription with a charge to cash contributions, with the recognition of pre-emptive rights and with a provision for incomplete subscription. The Board of Directors shall be responsible for determining (i) the nominal amount of the increase and the number of Class A and Class B shares to be issued, which shall be a maximum of 650,000,000 euros without prejudice to the adjustments that apply to respect proportionality between the classes of shares, and of a number of Class A shares and Class B shares, respectively, equal to the result of multiplying such amount by the proportion of existing Class A and Class B shares, and dividing it by the issue price thereof, and (ii) the issue price of the new Class A and Class B shares, and particularly the amount of the share premium for each new Class A and Class B share issued. Specific approval of the transaction for purposes of NASDAQ Market Rule number 5635. Delegation to the Board of Directors, with powers of substitution, of the powers required to carry out the resolution and to set the conditions thereof to the extent not provided for by the shareholders at the General Shareholders’ Meeting, pursuant to the provisions of Section 297.1 of the Capital Companies Act, as well as to amend article 6 of the Bylaws.

Three.- Acceptance of the resignation of directors. Setting of the number of members of the Board of Directors. Ratification and appointment of directors:

3.1.        Acceptance of the resignation of directors.

3.2           Setting of the number of members of the Board of Directors.

3.3           Ratification and appointment of Mr. Santiago Seage Medela.

3.4. Ratification and appointment of Mr. José Domínguez Abascal

Four.-Amendment of the Company’s Bylaws:

4.1           Amendment of article 20 of the Bylaws in order to remove the bylaw-mandated prohibition against intervention in management issues by shareholders at a General Shareholders’ Meeting.

4.2           Amendment of article 44 bis of the Bylaws in order to support the creation and govern the composition and operation of a new investment committee of the Company’s Board of Directors.

Five.- Amendment of article 2 of the Regulations of the General Shareholders’ Meeting in order to conform it to the amendments of the Bylaws proposed under item four above.

Six.- Information to the shareholders at the General Shareholders’ Meeting of the amendments approved by the Board of Directors to the Regulations thereof.

Seven.- Approval by the shareholders acting at the General Shareholders’ Meeting of the instruction to the Board of Directors to observe a maximum limit on capex commitments.

Eight.- Delegation of powers to the Board of Directors for the interpretation, correction, implementation, formalization and registration of the resolutions adopted.

1. Right to Receive Information

I. Information

As from the date of publication of this announcement, shareholders shall have the right to examine at the registered address and to request the free delivery or mailing (including by e-mail with return receipt requested if the shareholder so accepts) of:

1. The full text of this announcement of call to the Extraordinary General Shareholders’ Meeting.

2. The form of attendance, proxy and absentee voting card.

3. The full texts of the proposed resolutions.

4. Report of the Board of Directors regarding proposed resolution one.

5. Report of the Board of Directors regarding proposed resolution two.

6. Identity, curriculum vitae, class of director, and required proposals and reports of the Board of Directors regarding the appointment and ratification of directors.

7. Report of the Board of Directors regarding proposed resolution four.

8. Report of the Board of Directors regarding proposed resolution five.

9. Complete restated text of the Bylaws, including the amendments proposed under item four of the agenda.

10. Complete restated text of the Regulations of the General Shareholders’ Meeting, including the amendments proposed under item five of the agenda.

11. Complete restated text of the Regulations of the Board of Directors, including the amendments introduced by the Board of Directors.

12. Individual balance sheet of the Company at June 30, 2015 being submitted for approval at this General Shareholders’ Meeting together with the Auditor’s Report on such balance sheet dated 13 August 2015.

13. In general, any documentation required for or related to the General Shareholders’ Meeting.

Such information is also available on the Company’s website (www.abengoa.es/web/en/accionistas_y_gobierno_corporativo/juntas_generales) as from the publication of this call to meeting through the holding of the general shareholders’ meeting.

In addition, as from such date and through the fifth day prior to the date set for the holding of the Meeting, shareholders may request the information or clarifications they deem appropriate, or ask written questions that they deem to be relevant regarding the items included in the agenda, the information accessible to the public that the Company has provided to the National Securities Market Commission since the holding of the last General Shareholders’ Meeting and the auditor’s report. For such purposes, they may address the request to the Contact Box ir@abengoa.com or make the request through the electronic proxy and voting platform available on the Company’s website (http://www.abengoa.com/web/en/accionistas_y_gobierno_corporativo/juntas_generales/).

II. Right to Attend the Meeting and to Proxy Representation

Pursuant to article 30 of the Bylaws of Abengoa, all shareholders holding at least three hundred and seventy-five (375) shares, whether Class A or Class B, that are registered in the relevant book entry registry at least five days before the day on which the General Shareholders’ Meeting is to be held, shall have the right to attend the General Shareholders’ Meeting with the right to be heard and to vote.

As it can be expected that the Meeting will be held on first call, for purposes of the provisions of Section 517 of the Capital Companies Act, it is hereby stated for the record that the shareholders must have the shares registered in their name no later than October 4, 2015.

The Company or, if applicable, the participating entities of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) in charge of the book entry registry shall provide to each shareholder with the right to attend who so requests a personal card to enter the site where the General Shareholders’ Meeting is held, which shall state the number of shares held by the shareholder as well as the class thereof. Requests may be sent through the Company’s website (www.abengoa.com/web/en/accionistas_y_gobierno_corporativo/juntas_generales). The holders of a lower number of shares may group together to obtain at least such number and request a corresponding group card.

For purposes of verifying the identity of the shareholders, or of whomsoever validly represents them, at the entrance to the place where the General Shareholders’ Meeting is held, attendees may be asked to produce the attendance card, documents verifying their status as proxy representative, and a National Identity Document or any other official document generally accepted for these purposes.

All shareholders that have the right to attend the General Shareholders’ Meeting may be represented by another person.

Pursuant to the provisions of articles 30 and 31 of the Bylaws and 9 and 10 of the Regulations of the General Shareholders’ Meeting, prior to the General Shareholders’ Meeting, shareholders having the right to attend may (i) grant a proxy or (ii) exercise their voting rights through remote means of communication. In reliance on the aforementioned provisions, the Board of Directors has further developed the rules established therein, resolving that they will apply with respect to the General Shareholders’ Meeting referred to in this call, as follows:

1.              Proxy-granting by remote means of communication.

A)           Remote means of communication.

The remote means of communication that are valid to grant proxy representation are the following:

a)             Electronic means: To grant their proxy by electronic means, shareholders must do so through Abengoa’s website (www.abengoa.es).

Given that the mechanism to grant a proxy by electronic means must have proper assurances of the authenticity and identity of the party granting the proxy, shareholders desiring to use this proxy mechanism must have previously obtained an advanced or recognized electronic signature upon the terms set forth in Law 59/2003, of December 19, on Electronic Signatures, based on a recognized electronic certificate with respect to which there is no evidence of revocation and which may be (i) an Electronic User Certificate (Certificado Electrónico de Usuario) issued by the Entidad Pública de Certificación Española (CERES), which is subordinate to the Royal Spanish Mint (Fábrica Nacional de Moneda y Timbre - Real Casa de la Moneda) (FNMT-RCM), or (ii) a recognized electronic certificate included within an Electronic National Identity Document issued pursuant to Royal Decree 1553/2005, of December 23, regulating the issuance of National Identity Documents and their electronic signature certificates (hereinafter, collectively, a “Valid Electronic Signature”).

Once a shareholder has their corresponding Valid Electronic Signature, the shareholder may grant a proxy to another person to represent them at the General Shareholders’ Meeting, even if such person is not a shareholder, through the “General Shareholders’ Meeting” section of Abengoa’s website (www.abengoa.es) using the “Electronic Proxy” form upon the terms and conditions described therein. For purposes of the provisions of article 30 of the Bylaws, the electronic proxy document shall be deemed to be an electronic copy of the attendance and proxy card.

b)             Postal correspondence: In order to grant a proxy by postal correspondence, shareholders must complete and sign (i) the paper attendance and proxy card issued by the applicable member entities of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (IBERCLEAR), or (ii) the form provided by Abengoa through the mechanism established for such purpose on its website (www.abengoa.es) in the “General Shareholders’ Meeting” section, in both cases signing in the section provided by such card for the signature of the person being represented; in the second case (delivery of the form provided by Abengoa), the certificate evidencing ownership of the shares must also be attached. The duly completed and hand-signed card (and the certificate of ownership, if applicable) must be sent to the Company by postal correspondence or an equivalent messenger service to the registered address of the Company (Campus Palmas Altas, calle Energía Solar número 1, 41014 Seville, Spain), addressed to the Office of the General Secretary (Secretaría General). Personal delivery of the proxy at the registered address of the

Company (Campus Palmas Altas, calle Energía Solar número 1, 41014 Seville, Spain) shall have the same effect as sending the proxy by postal correspondence.

B)           Notification of the proxy to the proxy representative

Shareholders who grant a proxy by electronic means or by postal correspondence undertake to notify the appointed representative of the proxy granted.

If the proxy is given to Abengoa, to a Director and/or to the Secretary of the Board of Directors, such notice shall be deemed given and accepted upon receipt by Abengoa of the electronic proxy or of the duly completed or signed physical card.

The person to whom voting powers are delegated may only exercise such powers by attending the General Shareholders’ Meeting in person (and not by remote means of communication).

On the day and at the place for holding the General Shareholders’ Meeting, and beginning one hour prior to the time announced for the commencement of the meeting, proxy representatives must identify themselves with their national identity document, foreign identification card or passport. In the case of a proxy granted by a corporate shareholder, a request may be made for a copy of the document showing sufficient representative powers of the person signing the proxy; in addition, if a legal person represents one or more shareholders, a request may be made for a document showing sufficient representative powers of the physical person who appears.

2.              Voting by remote means of communication.

The remote means of communication which are valid for purposes of casting an absentee vote are the following:

a)             Electronic means: To cast an absentee vote by electronic means, shareholders must do so through Abengoa’s website (www.abengoa.es). Shareholders wishing to use this voting mechanism must have previously obtained a Valid Electronic Signature. Once a shareholder has their corresponding Valid Electronic Signature, the shareholder may cast their absentee vote in connection with the items on the agenda for the General Shareholders’ Meeting through the “General Shareholders’

Meeting” section of Abengoa’s website (www.abengoa.es) using the “Electronic Voting” form. For purposes of the provisions of article 30 of the Bylaws, the electronic voting document shall be deemed to be an electronic copy of the attendance card.

b)             Postal correspondence: To cast an absentee vote by postal correspondence, shareholders must complete and sign the “Absentee Voting” section of (i) the paper attendance, proxy and voting card issued by the relevant member entity of IBERCLEAR or (ii) the postal voting card, which may be downloaded from Abengoa’s website (www.abengoa.es) and printed on paper, completing and signing it together with the share ownership certificate. Once the card has been completed and hand-signed, the shareholder must send it to the registered address of the Company (Campus Palmas Altas, calle Energía Solar número 1, 41014 Seville, Spain), addressed to the Office of the General Secretary (Secretaría General) by postal correspondence or an equivalent messenger service; if the document sent is the form provided by Abengoa, the certificate showing ownership of the shares must also be sent. In the case of corporate shareholders, a copy of the document evidencing sufficient representative powers of the signing party must be attached. Personal delivery of the vote at the registered address of the Company (Campus Palmas Altas, calle Energía Solar número 1, 41014 Seville, Spain) shall have the same effect as sending it by postal correspondence.

3.              Basic rules on absentee voting and remote proxy-granting

A)           Deadline for receipt by Abengoa: In order to be valid under the provisions of the Bylaws and the Regulations of the General Shareholders’ Meeting, the Board of Directors has resolved that both proxies and votes cast by remote means of communication (regardless of the method used) must be received by Abengoa prior to 11:59 p.m. on October 9, 2015 or October 10, 2015, based on whether the General Shareholders’ Meeting is held on first or second call, respectively. After such deadline, only those proxies granted in paper form that are presented to the staff in charge of the shareholder register on the day and at the place for holding the General Shareholders’ Meeting and beginning one hour prior to the time announced for commencement of the meeting shall be accepted.

B)           Rules of priority among proxies, absentee voting and in-person voting at the General Shareholders’ Meeting:

a)             Personal attendance at the General Shareholders’ Meeting by the shareholder or the shareholder’s proxy representative shall have the effect of revoking a vote cast by remote means of communication.

b)             A vote cast by remote means of communication may be invalidated by subsequent express revocation effected by the same means as those used to cast the vote, within the deadline established for such purpose.

c)              In the event that a shareholder validly grants a proxy or casts votes electronically, on the one hand, and by means of a printed card, on the other, the latter shall prevail over the former, regardless of the respective dates thereof. If a shareholder validly grants various proxies or casts various votes using a printed card, the last proxy or vote received by Abengoa within the established deadline shall prevail.

d)             A vote by remote means of communication, regardless of the means used to cast it, shall render ineffective any electronic or written proxy, whether granted previously, in which case it shall be deemed revoked, or subsequently, in which case it shall be deemed not to have been granted.

C)           Coverage of proxy and voting instructions: The proxy shall cover the items on the agenda and, unless otherwise expressly stated, those other items that may arise during the course of the General Shareholders’ Meeting as permitted by applicable legal provisions. The proxies shall state the direction in which the proxy representative shall vote. In the absence of specific voting instructions, it shall be deemed that the proxy contains an instruction to vote in favor of the proposals of the Board of Directors and to abstain on proposals not made by the Board of Directors. If instructions have been issued by the shareholder represented by the proxy, the proxy representative shall vote in accordance therewith.

D)           Proxy holders: Proxies made out simply in favor of Abengoa, or that do not state the person to whom they are given, shall be deemed to have been given to the Chairman of the General Shareholders’ Meeting.

In cases of proxies (whether expressly or implicitly given) in favor of the Chairman of the General Shareholders’ Meeting, as well as in cases of direct grant to a director, whenever the proxy representative is faced with a potential conflict of interest and unless there are specific voting instructions or instructions to the contrary by the shareholder being represented, the proxy shall be deemed to have been granted, for the specific item in question, to the first vice-chairman and CEO, and if the first vice-chairman and CEO is affected by a conflict of interest, the proxy shall be assigned to the Secretary of the Board of Directors, who in such cases shall vote in accordance with the guidelines set forth in letter C) above.

For such purposes, as well as for the purposes provided in applicable legal provisions, it is reported that (i) the director whose ratification is proposed may have a conflict of interest with respect to such item, and (ii) if one or more of the proposals referred to in section 526.1 b) and c) of the Capital Companies Act are submitted at the General Shareholders’ Meeting because it is so permitted by applicable legal provisions, the directors affected by such proposals would have a conflict of interest in voting thereon.

E)            Other provisions:

a)             In the event that electronic means are used, only one electronic act, proxy or vote, and one revocation, are permissible. A revocation cancels a proxy granted or vote cast, but does not permit granting a new proxy or casting a new vote by electronic means, as this possibility is extinguished with the first vote or proxy.

b)             A transfer of voting shares of which Abengoa becomes aware shall invalidate the vote cast and any proxy granted.

c)              Shareholders shall be solely responsible for safeguarding the Valid Electronic Signature for using the electronic proxy-granting and voting service.

d)             Abengoa shall make available to the shareholders on its website (www.abengoa.es) the forms that they must use for proxy-granting and absentee voting.

e)              Shareholders with the right to attend who cast their absentee vote in accordance with the provisions of this section shall be deemed to be present for purposes of establishing a quorum for the General Shareholders’ Meeting.

f)               Technical incidents: a) Abengoa reserves the right to modify or restrict the electronic voting and proxy-granting mechanisms when required or imposed by technical or security reasons. b) Abengoa shall not be liable for any damage that shareholders may sustain as a result of failures, overloads, falling lines, failed connections, poor operation of the postal service or any other events of the same or a similar nature that are beyond Abengoa’s control and that prevent the use of the mechanisms for remote voting and proxy-granting.

4.              Additional Information

For further information on proxy-granting and voting through remote means of communication, shareholders may go to Abengoa’s website (www.abengoa.es), write to the e-mail address ir@abengoa.com, or call the Shareholder Service Line 954 93 71 11.

The software applications for casting votes and granting proxies by electronic means shall be operational as from September 25, 2015 and shall shut down at 11:59 p.m. on October 9, 2015 or October 10, 2015, depending on whether the General Shareholders’ Meeting is held on first or second call, respectively.

III. Electronic Shareholders’ Forum

Abengoa has activated an Electronic Shareholders’ Forum on its website (www.abengoa.com/web/en/accionistas_y_gobierno_corporativo/index.html) for the legally established purpose of facilitating communication among its shareholders in connection with the holding of the General Shareholders’ Meeting, which may be accessed by both individual shareholders and shareholder associations that have duly registered and who must follow the instructions that the Company has published on its website (www.abengoa.com/web/en/accionistas_y_gobierno_corporativo/juntas_generales) in connection with the call to meeting.

In order to enter and use the Forum, shareholders must have an access code that they may obtain through the website (www.abengoa.com/web/en/accionistas_y_gobierno_corporativo/juntas_generales/) following the instructions provided for such purpose in the section “General Shareholders’ Meetings and Electronic Shareholders’ Forum.”

IV. Period of the Call to Meeting

The call to the General Shareholders’ Meeting referred to in this announcement is provided with an advance notice period of fifteen days pursuant to the provisions of Section 515 of the Capital Companies Act and article 24 of the Bylaws of Abengoa; and based on the express resolution adopted for such purpose according to law and the Bylaws at the last ordinary General Shareholders’ Meeting of the Company held on March 29, 2015 under item eight of the agenda.

V. General Information

For any issues regarding the General Shareholders’ Meeting not contained in this announcement, the shareholders may consult the Regulations of the General Shareholders’ Meeting, which are available to them on the Company’s website (http://www.abengoa.com/web/en/accionistas_y_gobierno_corporativo/estructura_organos_gobierno/normas_internas).

The shareholders may also ask the Company for additional information using the form available on the website (www.abengoa.com/web/en/accionistas_y_gobierno_corporativo/atencion_al_accionista) in the Investor Service section.

VI. Participation of Notary

The board of directors has resolved to request the presence of a notary to prepare the minutes of the General Shareholders’ Meeting.

VII. Processing of Personal Data

Personal data used to exercise or delegate rights to attend, receive information, participate in the Electronic Shareholders’ Forum and comply with any other legal obligations arising from the call to and holding of the General Shareholders’ Meeting shall be included in a Shareholder file for which the Company is responsible and shall be processed by the Company in order to manage the conduct of, compliance with and control of the shareholder relationship with respect to the call to and holding of the General Shareholders’ Meeting.

The owner of the data may exercise the rights to access, correct, cancel or challenge their data upon the terms provided for such purpose by applicable legislation, by sending an email to ir@abengoa.com.

The General Shareholders’ Meeting will in all probability be held on first call on October 10, 2015 at 12:00 a.m.

Seville, September 23, 2015

The Secretary of the Board of Directors

Daniel Alaminos Echarri

Proposed resolutions for the Extraordinary General Shareholders’ Meeting to be held on October 10 or 11, 2015, on first or second call, respectively

One.- Capital reduction in the amount of 90,133,482.3858 euros by means of a reduction in the par value of the Class A and Class B shares of the Company in the amount of 0.98 euro for each Class A share and in the amount of 0.0098 euro for each Class B share, by means of the creation of a restricted reserve in accordance with the provisions of Section 335 c) of the Capital Companies Act, and amendment of article 6 of the Bylaws. Approval of the individual balance sheet of Abengoa, S.A. at June 30, 2015 that is to serve as the basis for the capital reduction.

(A)                     Approval of the individual balance sheet of Abengoa, S.A. at June 30, 2015 that is to serve as the basis for the capital reduction

To approve the individual balance sheet of Abengoa, S.A. (hereinafter, “Abengoa” or the “Company”) at June 30, 2015, formulated by the Company’s Board of Directors at its meeting of August 12, 2015, which has been verified by the Company’s auditor, which has issued the corresponding audit report dated August 13, 2015. Such balance sheets and audit report are attached to the minutes of this Extraordinary General Shareholders’ Meeting.

(B)                     Capital reduction

To reduce share capital by the amount of 90,133,482.3858 euros, i.e., from the current 91,972,941.21 euros to 1,839,458.83 euros (rounded to the nearest cent in accordance with the provisions of Law 46/1998, on euro introduction), by means of a reduction in the par value of each of the 83,600,707 Class A shares of the Company from the current par value of 1 euro per share to 0.02 euro per share, and a reduction in the par value of each of the 837,223,421 Class B shares of the Company from 0.01 euro per share to 0.0002 euro per share. Pursuant to the provisions of the Bylaws, this resolution to reduce share capital affects all shares making up the capital of the Company in proportion to the par value thereof.

The purpose of the capital reduction is too give greater flexibility to the Board of Directors for the implementation of the capital increase provided for in resolution two, such that it has a greater margin to determine the effective issue price of the new shares. As this is a capital reduction without a return of contributions, it is appropriate to fund a restricted reserve in the same amount as the reduction, i.e., in the amount of 90,133,482.3858 euros, in accordance with Section 335.(c) of the restated text of the Capital Companies Act, approved by Royal Legislative Decree 1/2010 of July 2 (hereinafter, the “Capital Companies Act”). The Company has sufficient free reserves for these purposes. Therefore, pursuant to the provisions of such statute, the creditors do not have the right to object to this capital reduction.

This reduction in the par value of the shares does not result in the generation of a surplus of assets over liabilities that must be allocated to the legal reserve.

(C)                     Amendment of article 6 of the Bylaws

To amend article 6 of the Bylaws, which shall hereafter read as follows:

“Article 6.- Shares and Share Capital.

Abengoa’s share capital is one million eight hundred thirty-nine thousand four hundred and fifty-eight and eighty three (1,839,458.83) euros, represented by nine hundred twenty million eight hundred twenty-four thousand one hundred twenty-eight (920,824,128) shares, fully subscribed and paid up, belonging to two different share classes:

• Eighty-three million six hundred thousand seven hundred and seven (83,600,707) shares belonging to Class A with a par value of two-hundredths (0.02) of a euro each, belonging to the same class and series, which confer one hundred (100) votes each and which are the Class A shares (the “Class A shares”).

• Eight hundred thirty-seven million two hundred twenty-three thousand four hundred and twenty-one (837,223,421) shares belonging to Class B with a par value of two ten-thousandths (0.0002) of a euro each, belonging to the same class and series, which confer one (1) vote each and which are shares with the privileged financial rights specified in article 8 of these bylaws (the “Class B shares,” and together with the Class A shares, the “Voting Shares”).

The shares shall be represented by book entries and shall be governed by the provisions of the Spanish Securities Market Act (LMV) and other applicable legal provisions.”

(D)                     Delegation of powers to the Board of Directors

To expressly authorize the Board of Directors, as broadly as possible under law, with powers of substitution to any of its members, and without prejudice to any existing delegations or representative powers, to take any actions and steps that are necessary or merely appropriate for the implementation and successful outcome of the capital reduction, and particularly, by way of example only, the following:

(i)             To appear before a Notary and to execute the relevant instrument of reduction in share capital and take all appropriate steps until it is registered with the Commercial Registry, including any required remedies or corrections.

(ii)          To draft, sign, execute and, if applicable, certify, any kind of documents relating to the implementation of the capital reduction in order to ensure the successful outcome thereof.

(iii)       To draft and publish any announcements that are necessary or appropriate with respect to this reduction in share capital.

(iv)      To make or take any request, action, declaration or step necessary before the National Securities Market Commission (“CNMV”), the Governing Bodies of the Stock Exchanges, Sociedad de Bolsas, and Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (hereinafter, “Iberclear”), the U.S. Securities and Exchange Commission, the NASDAQ market, and any other body, entity or registry, whether public or private, and whether domestic or foreign, and to draft and process the relevant documents so that it, if appropriate, the reduction in the par value of the shares for purposes of the above entities may be duly recorded.

Two.- Capital increase in order to increase the equity of the Company in the effective amount (par value plus share premium) of 650,000,000 euros through the issuance and placement into circulation of new Class A shares having a par value of 0.02 euro each, and new Class B shares having a par value of 0.0002 euro each, which shall be fully subscribed and paid-up at the time of subscription with a charge to cash contributions, with the recognition of pre-emptive rights and with a provision for incomplete subscription. The Board of Directors shall be responsible for determining (i) the nominal amount of the increase and the number of Class A and Class B shares to be issued, which shall be a maximum of 650,000,000 euros without prejudice to the adjustments that apply to respect proportionality between the classes of shares, and of a number of Class A shares and Class B shares, respectively, equal to the result of multiplying such amount by the proportion of existing Class A and Class B shares, and dividing it by the issue price thereof, and (ii) the issue price of the new Class A and Class B shares, and particularly the amount of the share premium for each new Class A and Class B share issued. Delegation to the Board of Directors, with powers of substitution, of the powers required to carry out the resolution and to set the conditions thereof to the extent not provided for by the shareholders at the General Shareholders’ Meeting, pursuant to the provisions of Section 297.1 a) of the Capital Companies Act, as well as to amend article 6 of the Bylaws.

(A)                     Capital increase and effective amount

To increase the share capital of Abengoa in the maximum effective amount of 650,000,000 euros, with the recognition of the pre-emptive rights of the shareholders thereof, through the issuance and placement into circulation of a number of Class A shares and Class B shares, respectively, equal to the result of multiplying such amount by the proportion of existing Class A and Class B shares, and dividing it by the issue price thereof, respectively, of the same class and series and with the same rights as the currently outstanding Class A and Class B shares of Abengoa, represented by book entries, with Iberclear and its participating entities being in charge of the book entry recording thereof, and with the consideration for the new shares consisting of cash contributions.

Notwithstanding the foregoing, at the time of implementing the capital increase, the Board of Directors may set an effective amount of less than 650,000,000 euros for purely technical reasons in order to set the proportion between new shares to be issued per each currently outstanding share in a ratio that is operational and reduces the odd-lots or fractions of new shares to be subscribed.

Likewise, the effective amount of the above capital increase may be reduced by the effective amount of any capital increase through the issuance of new Class A or Class B shares subscribed and paid up by means of new cash contributions that the Board of Directors may approve and implement prior to or simultaneously with the implementation of this capital increase under the capital increase authorization given thereto at the General Shareholders’ Meeting of the Company held on March 29, 2015.

The effective amount of the capital increase ultimately determined by the Board of Directors upon implementation of the capital increase in view of the two preceding paragraphs shall be referred to as the “Effective Amount,” and shall be subject to adjustment up or down only in the situations described in sections and of this resolution.

(B)                     Rights of the new shares

The new Class A and Class B shares shall grant their holders the same political and financial rights as Abengoa’s currently outstanding Class A and Class B shares as from the date on which the increase is declared to have been subscribed and paid up.

(C)                     Nominal amount, issue price and number of shares

The share capital shall be increased by the nominal amount resulting from deducting from the Effective Amount of the capital increase the amount corresponding to the share premiums of the new Class A and Class B shares, calculated in accordance with the issue prices (par value plus share premium) determined by the Board of Directors (or by the person or persons to whom the Board of Directors delegates the relevant powers) in the exercise of the powers delegated in favor thereof under section (L) of this resolution. The issue prices shall be set by reference to the listing price of the Company’s shares, based on market conditions at the time of implementation of the resolution, and may include a discount on such listing price of the Class A and Class B shares.

Likewise, the final number of new Class A and Class B shares covered by the capital increase shall be determined as a result of dividing the Effective Amount by the respective issue prices determined by the Board of Directors (or by the person or persons to whom the Board of Directors delegates the relevant powers).

In addition, in the event that the issue prices for either class of new shares is different, the Company’s Board of Directors may, if appropriate, adjust the number of new Class A shares and new Class B shares ultimately issued under the capital increase in order for the ratio between the Company’s Class A shares and Class B shares resulting from the capital increase to be equal to the ratio between the Company’s Class A shares and Class B shares at the time of adoption of this resolution, in which case the Effective Amount might exceed 650,000,000 euros by the amount necessary to allow such ratio to be maintained.

(D)                     Dates and conditions

The Board of Directors shall be responsible for determining the date on which the resolution should be implemented within the maximum period of one year from the adoption thereof at the General Shareholders’ Meeting and for setting the terms and conditions thereof to the extent not provided for in the shareholders’ resolution, in accordance with Section 297.1.a) of the Capital Companies Act.

The Board of Directors may also refrain from implementing this capital increase if unforeseen circumstances regarding market conditions or the Company itself or any economically important fact or circumstance makes such a decision advisable, providing a report thereon at the next General Shareholders’ Meeting held after the passage of the implementation period.

(E)                      Pre-emptive rights

Pursuant to the provisions of Section 304 of the Capital Companies Act, the shareholders of Abengoa shall have the right to subscribe a number of Class A and Class B shares proportional to the number of shares of each class that they own on the date of assignment of their respective pre-emptive subscription rights.

The pre-emptive subscription rights shall be assigned in the manner provided by the Bylaws to Abengoa shareholders (other than the Company itself) that are entitled thereto as such in the book entry records of Iberclear at 11:59 pm on the date of publication of the announcement of the capital increase in the Official Gazette of the Mercantile Registry. Pursuant to the provisions of Section 306.2 of the Capital Companies Act, the pre-emptive subscription rights may be transferred on the same terms as the shares from which they derive, and may therefore be traded on the Stock Exchanges on which the underlying shares are traded and through the Automated Quotation System (Sistema de Interconexión Bursátil). Therefore, during the pre-emptive subscription period, investors other than the shareholders may acquire in the market sufficient pre-emptive subscription rights in the proportion necessary to subscribe new Class A and/or Class B shares. The period for the exercise of the pre-emptive subscription rights to both the Class A shares and the Class B shares shall be fifteen (15) calendar days, beginning on the day following the publication of the announcement of the subscription offer in the Official Gazette of the Mercantile Registry. In any event, the Board of Directors may set a longer pre-emptive subscription period if circumstances so advise at the time of implementation of the capital increase.

Shareholders holding pre-emptive subscription rights, as well as those investors who acquire pre-emptive subscription rights, may request the subscription of a number of additional Class A and/or Class B shares to which they would be entitled upon the exercise of their rights if the capital increase has not been fully subscribed at the end of the pre-emptive subscription period. The Board of Directors may in any case provide for additional periods or rounds so that new shares that may not have been subscribed and paid up during the pre-emptive subscription period may be assigned to shareholders who have exercised their pre-emptive subscription rights and state their desire to acquire additional shares, and/or to other investors, in all cases setting the procedure and periods for these additional periods or rounds.

Provided that the capital increase has been fully subscribed, the Board of Directors may at any time declare an early conclusion thereof, without prejudice to a declaration that the capital increase has been implemented and closed at the end of the pre-emptive subscription period and any additional periods or rounds, and in the event of an incomplete subscription of the capital increase, shall determine the final amount thereof and the number of new shares subscribed.

In order to exercise pre-emptive subscription rights during the pre-emptive subscription period, the holders of such rights may send exercise orders addressed to the Iberclear participating entities in whose registries the relevant shares or rights are registered, stating their desire to exercise such rights and the number of shares they wish to subscribe. Orders sent with respect to the exercise of pre-emptive subscription rights shall be deemed to have been made on a firm, irrevocable and unconditional basis.

The documentation regarding the issue, and particularly the securities note (nota de valores) of the prospectus (folleto informativo) to be registered with the CNMV, shall govern the terms and conditions upon which payment of the par value and share premium for each class of new shares and any assignment of additional shares and discretional assignment of shares will take place.

(F)                       Payment

Payment for the new shares, including the par value and any issue premium, shall be made by means of cash contributions at the times and in the form determined by the Board of Directors pursuant to the provisions of this resolution.

Pursuant to the provisions of section 299.1 of the Capital Corporations Act, it is stated for the record that all of the shares previously issued by the Company have been fully paid up.

(G)                     Incomplete subscription

If there are shares that remain unsubscribed at the end of the pre-emptive subscription period, the Board of Directors may (i) discretionally award unsubscribed shares to any third party, whether or not a shareholder, or, if appropriate, to the placement agent(s) or underwriters of the issue, for subscription within the period determined by the Board of Directors for such purpose upon completion of the above-referenced pre-emptive subscription period; and/or (ii) pursuant to the provisions of Section 311 of the Capital Companies Act, approve the incomplete subscription of the capital increase and declare the capital to have been increased by the amount actually subscribed.

(H)                    Amendment of the Company’s Bylaws

Pursuant to the provisions of Section 297.2 of the Capital Companies Act, once the proposed capital increase is approved and implemented, the directors are authorized to amend the article of the bylaws regarding share capital in view of the results thereof.

(I)                         Request for admission to trading

In addition, it is hereby resolved to apply for the admission to trading of the new shares issued pursuant to the capital increase on the Madrid and Barcelona Stock Exchanges through Automated Quotation System (Continuous Market), expressly stating the submission of Abengoa to such rules as may now be in force or hereafter be issued on stock exchange matters, and especially on trading, continued listing and delisting from official trading.

Likewise, it is resolved to request the inclusion of the new shares in the book-entry registry of Iberclear and its participating entities.

It is expressly stated for the record that, if the delisting of the Abengoa shares is hereafter requested, the delisting resolution will be adopted with the same formalities that may be applicable and, in such event, the interests of shareholders opposing the delisting resolution or not voting will be safeguarded, in compliance with the requirements established in the Capital Companies Act and related provisions, all in accordance with the provisions of Law 24/1988 of July 28 on the Securities Market (“LMV”) and its implementing provisions in force at any time.

In addition, it is hereby resolved to delegate to the Board of Directors, with express authority to delegate the powers granted under this delegation to any of its members, the powers necessary for either of them, individually, to request the admission to trading of the new Class B shares issued in implementation of this resolution on the Nasdaq Global Select Market in the form of American Depositary Shares (ADSs), taking any actions needed to achieve such end, including the signing of any agreement, contract, prospectus or information memorandum (or any documents that may correspond thereto), notice or any other document of any kind required to comply with the applicable regulation and the requirements of the competent regulatory bodies.

(J)                         Coordination with the authorization given to the Company’s Board of Directors by the shareholders at the General Shareholders’ Meeting of Abengoa held on March 29, 2015 under item nine on the agenda thereof

This capital increase is independent of the current authorization given to the Company’s Board of Directors by the shareholders at the Ordinary General Shareholders’ Meeting of Abengoa held on March 29, 2015 to increase the share capital at the time and in the amount it deems appropriate, with the power to exclude pre-emptive rights, pursuant to Section 297.1(b) of the Capital Companies Act, under item nine on the agenda thereof, which shall continue upon the terms thereof. As provided in section (A), the foregoing is without prejudice to the ability to reduce the effective amount of this capital increase by the amount of the par value and share premium of any capital increase with the issuance of new shares against cash contributions that the Company’s Board of Directors might approve and implement prior to or simultaneously with the implementation of this increase.

The Board of Directors is also authorized to jointly implement and combine the capital increase approved at this General Shareholders’ Meeting with any capital increase implemented using the authorization mentioned in the preceding paragraph, in the amount and form it deems appropriate.

(K)                     Specific approval for purposes of the NASDAQ Market

The Class A and Class B shares are admitted to trading on the Madrid and Barcelona Stock Exchanges and on the Spanish Automated Quotation System (Sistema de Interconexión Bursátil). In addition, the Class B shares are admitted and trading on the NASDAQ Global Select Market in the form of “American Depositary Shares,” for which reason Abengoa is subject to the NASDAQ market rules. NASDAQ market rule number 5635 requires prior approval by the shareholders of any transaction other than a public offering that involves the sale, issuance or potential issuance of shares of the Company, or securities that are convertible into shares of the Company, if the shares to be issued exceed 20% or more of the outstanding shares or of the total existing voting rights, provided that they are issued at a price lower than their book value or their market value. Therefore, as it is foreseeable that the shares from the capital increase are issued at a price below their market value, and in the event that the Company decides not to register the capital increase in accordance with the provisions of the U.S. Securities Act of 1933 (“Securities Act of 1933”), this resolution entails express approval of the transaction for purposes of NASDAQ market rule number 5635.

(L)                      Delegation of powers for purposes of implementation and formalization of the preceding resolutions

To expressly grant to the Board of Directors of Abengoa, as broadly as possible under law, with powers of substitution to any of the Directors, the powers expressly set forth in Section 297.1 (a) of the Capital Companies Act, as well as all those powers expressly provided thereto in this resolution, and the power to set all conditions not expressly provided for in this resolution.

To also expressly authorize the Board of Directors, as broadly as possible under law, with powers of substitution to any of the directors, and without prejudice to any existing delegations or representative powers, for a maximum period of one (1) year from the adoption of this resolution, to take any actions and steps that are necessary or merely appropriate for the implementation and successful outcome of the capital increase, and particularly, by way of example only, the following:

(a)                       to set the date on which the capital increase resolution is to be implemented, as well as whether it should be implemented in one or more tranches;

(b)                       to determine the duration of the pre-emptive subscription period, including the possibility of opening one or more additional periods for assignment of shares that have not been subscribed and paid up during the pre-emptive subscription period;

(c)                        to determine the respective issue prices of the new Class A shares and Class B shares, i.e., the par value and the amount of the respective share premiums;

(d)                       to determine any other details regarding the capital increase that have not been determined by this resolution;

(e)                        to amend the text of article 6 of the Bylaws as a result of the capital increase, pursuant to Section 297.2 of the Capital Companies Act;

(f)                         in the case of an incomplete subscription, to establish that the capital will be increased only in the amount of subscriptions made;

(g)                        to draft, sign and submit to the CNMV the prospectus regarding the capital increase in compliance with the provisions of the LMV and of Royal Decree

1310/2005 of November 4 partially developing the LMV regarding the admission to trading of securities on official secondary markets, public offerings of sale or subscription, and the prospectus required for such purposes, assuming responsibility for the content thereof, as well as to draft, sign and submit as many supplements thereto as may be required, requesting the verification and registration thereof by the CNMV, and the notices of relevant fact as are necessary or appropriate for such purpose:

(h)                       to draft, sign and submit any documentation to the Securities Exchange Commission and any competent foreign authority as is necessary for the new Class B shares issued in implementation of this resolution to be accepted for trading on the Nasdaq Global Select Market in the form of American Depositary Shares (ADSs) and to assume responsibility for the content thereof;

(i)                           to implement the increase in capital of the Company, taking all actions as are necessary or appropriate for the best implementation thereof;

(j)                          to draft, sign and submit any additional or supplemental documentation or information as may be necessary to the CNMV or any other competent domestic or foreign authority;

(k)                       to take or make any action, declaration or step necessary with or to the CNMV, the Governing Bodies of the Madrid and Barcelona Stock Exchanges, Sociedad de Bolsas, Iberclear and any other public or private body, entity or registry, whether Spanish or foreign, to obtain any authorizations or verifications needed for the implementation of the capital increase;

(l)                           to appoint an agent and the placement agents or underwriters for the issuance, and to negotiate the terms of their participation;

(m)                   to establish the ratio between the pre-emptive subscription rights and the new Class A and Class B shares, respectively, according to the circumstances at the time of implementation of the capital increase, based on the issue price and the Effective Amount that are set;

(n)                       to declare that the capital increase has been implemented and closed at the end of the pre-emptive subscription period and any additional rounds for subscription of the shares that may be provided, and upon payment for the shares subscribed, and in the event of an incomplete subscription of the capital increase, to determine the final amount of the capital increase and the number of shares subscribed, executing any public or private documents as are appropriate for implementation of the increase;

(o)                       to negotiate, sign and execute any public and private documents required with respect to the capital increase in accordance with practice for these types of transactions, particularly including one or more underwriting and/or placement agreements, providing such warrantees and indemnities to the underwriters and/or placement agents as are necessary or appropriate;

(p)                       to draft and publish any announcements that are necessary or appropriate;

(q)                       to draft, sign, execute and, if applicable, certify, any kind of document;

(r)                          to request the admission to trading of the shares that Abengoa may issue on the Madrid and Barcelona Stock Exchanges through the Automated Quotation System (Continuous Market), as well as the admission of the new Class B Shares on the Nasdaq Global Select Market in the form of American Depositary Shares (ADSs); and

(s)                         to appear before a notary of their choosing and convert this resolution into a public instrument, as well as to take any actions as are necessary and to approve and formalize any public or private documents as are necessary or appropriate for the full effectiveness of this capital increase resolution as to any aspect or content hereof, and especially to correct, clarify, interpret, complete, specify or define any resolution adopted, and particularly to cure any defects, omissions or errors found in the verbal or written classification of the Commercial Registry.

Finally, the Board of Directors is expressly authorized to delegate the powers granted under this resolution that may be legally granted to any of its members and/or the Secretary of the Board of Directors or any representatives as may be determined and to grant the powers-of-attorney relevant to the exercise of such delegated powers to the employees of the Company it deems appropriate.

(M)                  Expiration

Without prejudice to the provisions of the preceding sections, the capital increase shall become null and void if the Board of Directors does not exercise the powers delegated thereto within the period of one (1) year provided by the shareholders for the implementation of the resolution.

Three.- Acceptance of the resignation of directors. Setting of the number of members of the Board of Directors, ratification and appointment of directors

3.1                     Acceptance of the resignation of directors.

Acceptance of the resignation as proprietary directors (consejeros dominicales) of the Company submitted by certain directors during the meeting.

3.2                     Setting of the number of members of the Board of Directors

It is hereby resolved to set the number of members of the Board of Directors at thirteen.

3.3                     Ratification and appointment of Mr. Santiago Seage Medela.

Upon a proposal of the Board of Directors, after a report from the Appointments and Remuneration Committee, the ratification and appointment as executive director for a four-year period of Mr. Santiago Seage Medela, of legal age, married, a Spanish citizen, holder of ID number 07474641-D, residing in Madrid, at Paseo de la Castellana 43, who was appointed on an interim basis (cooption) on May 18, 2015, is hereby approved.

This proposal is supported by the report of the Board of Directors provided for in Section 529 decies of the Capital Companies Act, which has been made available to the shareholders since the publication of the announcement of the call to the General Shareholders’ Meeting and which is attached to these minutes.

3.4.                  Ratification and appointment of Mr. José Domínguez Abascal.

Upon a proposal of the Board of Directors, after a report from the Appointments and Remuneration Committee, the ratification and appointment as proprietary director for a four-year period of Mr. José Dominguez Abascal, of legal age, married, a Spanish citizen, holder of ID number 28403865-S, residing in Seville, at C/Energía Solar 1, 41014 43, who was appointed on an interim basis (cooption) on September 23, 2015, is hereby approved.

This proposal is supported by the report of the Board of Directors provided for in Section 529 decies of the Capital Companies Act, which has been made available to the shareholders since the publication of the announcement of the call to the General Shareholders’ Meeting and which is attached to these minutes.

Four.- Amendment of the Company’s Bylaws.

4.1                            Amendment of article 20 of the Bylaws in order to remove the bylaw-mandated prohibition against intervention in management issues by shareholders at a General Shareholders’ Meeting.

In order to allow the shareholders acting at a General Shareholders’ Meeting of the Company to be able to give instructions to the Board of Directors or to submit for its approval the adoption of decisions or resolutions regarding certain management issues, upon the terms of the provisions of Section 161 of the Capital Companies Act, it is hereby resolved to approve the amendment of the text of article 20 of the Bylaws to remove the bylaw-mandated prohibition against intervention in management issues by shareholders at a General Shareholders’ Meeting contained in the last paragraph of such article, which shall hereafter read as follows:

“Article 20.- General Shareholders’ Meetings.

The General Shareholders’ Meeting, legally constituted, represents all shareholders and exercises all of the rights that correspond to the Company.

Its resolutions, adopted in accordance with these Bylaws, are binding on all shareholders, including those that vote against resolutions, those absent or those that cast a blank vote.

The General Shareholders’ Meeting will be responsible for discussing and agreeing the following subjects:

(a)                       Approval of the annual financial statements, the appropriation of earnings and approval of the management of the company.

(b)                       The appointment and dismissal of directors, administrators and, if appropriate, the accounts auditors, as well as bringing any shareholder derivative actions against any of these persons.

(c)                        Amendments of these Bylaws.

(d)                       Approval and amendments of the Regulations of the General Shareholders’ Meeting.

(e)                        Capital increases or reductions.

(f)                         Exclusions or restrictions of pre-emptive rights.

(g)                        The acquisition or divestment of essential assets or their contribution to another company. Essential assets are defined as those in which the amount of the transaction exceeds 25% of the value of the assets that appear in the latest approved balance sheet.

(h)                       The transformation, merger, split or full assignment of assets and liabilities, as well as transferring the company’s registered address abroad.

(i)                           Liquidation of the Company.

(j)                          Approval of the final liquidation balance sheet.

(k)                       The transfer of essential activities carried out by the Company, to subsidiary entities, even though the Company retains full control over them. Activities and operating assets shall be defined as essential when the volume of the transaction exceeds 25% of the total assets on the balance sheet.

(l)                           Operations that are equivalent to winding up the Company.

(m)                   The directors’ remuneration policy.

The General Shareholders’ Meeting shall also decide on any matter that is put to it by the Board of Directors, or by shareholders in the cases established by law, or those that are attributed to it by law and these Bylaws, and in accordance with the law, these Bylaws and its Regulations.

4.2                            Amendment of article 44 bis of the Bylaws in order to support the creation and govern the composition and operation of a new investment committee of the Company’s Board of Directors.

In order to support the creation and establish and govern the composition and operation of a new investment committee of the Company’s Board of Directors in charge of supervising compliance with the instructions regarding capex investment commitments in new projects (CAPEX) given by the shareholders acting at a General Shareholders’ Meeting to the Board of Directors, the approval of which is submitted for the consideration of the shareholders under item seven on the agenda thereof, it is hereby resolved to approve the amendment of the text of article 44 bis of the Bylaws, which shall hereafter read as follows:

“Article 44 bis.- Committees of the Board of Directors.

1.                            The Board of Directors may create committees with delegated powers, or other kinds of committees, and appoint the people that will sit on these committees from among the board’s members, according to its own forecasts or legally established requirements. It may therefore define the regulations or internal rules that govern their functions and scope of application, composition, functioning, etc.

2.                            The Board of Directors is required to create and maintain a permanent Audit Committee, which shall be governed by the following provisions:

(a)                       The Audit Committee shall always consist of a minimum of three directors, appointed by the board, all of which must be external directors. At least two of the members of the Audit Committee must be independent directors and at least one of them shall be appointed due to their knowledge and experience in relation to accountancy, audit or both these areas. The Board of Directors shall also appoint the chairman of the committee from among the independent directors that form part of it. The position of secretary of the Audit Committee shall be held by the secretary of the Board of Directors or by the person that is appointed to this role by the board, as appropriate.

(b)                       The directors that form part of the Audit Committee shall only perform this role while they remain directors of the company’s board, unless the Board of Directors agrees otherwise. The renewal, re-election and dismissal of directors that sit on the Audit Committee shall be decided by the Board of Directors. The position of chairman of the Audit Committee shall be held for a maximum period of four years. Previous chairmen of the committee may not be re-elected until a period of one year has passed from the end of their previous mandate, notwithstanding their continuity or re-election as an ordinary member of the Committee.

(c)                        Notwithstanding any other roles that may be assigned to the Committee by the Board of Directors at any given time, and by virtue of the current regulations, the Audit Committee shall perform the following functions in all cases:

(i)                           Inform the General Shareholders’ Meeting about issues that arise in relation to matters in the Committee’s area of competence.

(ii)                        Supervise the effectiveness of the company’s internal control, internal audit and risk management systems, including the tax systems, as well as discussing with the accounts auditor any significant weaknesses in the internal control system detected during the course of the audit.

(iii)                     Supervise the process of preparing and presenting the obligatory financial information.

(iv)                    Make proposals to the Board of Directors to select, appoint, re-elect and replace the external auditor, as well as the conditions for engaging the auditor, including regularly reviewing information relating to the audit plan and its execution with the auditor, as well as ensuring its independence in the performance of its duties.

(v)                       Establish appropriate relations with the external auditor in order to receive information about any issues that may threaten its independence, so that these may be examined by the Audit Committee, and any other matters related to the process of auditing the accounts, as well as any other communications required under accounts auditing legislation and audit regulations. The Committee must always receive the external auditor’s annual declaration of independence in relation to the entity(s) directly or indirectly associated with it, as well as information about any type of additional services provided by it and the corresponding fees received by the external auditor from these entities or by the persons or entities associated with it, in accordance with accounts auditing legislation.

(vi)                    Annually issue, prior to issuance of the audit report of the financial statements, a report expressing an opinion about the independence of the accounts auditor. This report must contain, in all cases, an assessment of the provision of the additional services referred to in the above point (v), considered both individually and collectively, other than the statutory audit services, and in relation to the system of independence or the regulating audit legislation.

(vii)                 Inform the Board of Directors, in advance, about all of the issues required by law, the company’s Bylaws and the Regulations of the Board of Directors, and in particular:

•                                The financial information that the company must periodically publish;

•                                The creation or acquisition of shareholdings in special purpose entities or entities registered in countries or territories that are considered as tax havens; and

•                                Transactions with related parties.

(viii)              Any matters within its area of competence that may be requested by the chairman of the Board of Directors.

(ix)                    Any other function attributed to it by the Board of Directors in its corresponding Regulations.

The conditions established in points (v), (vi) and (vii) above are notwithstanding the legislation regulating the auditing of accounts.

(d)                       The functioning of the Audit Committee shall be governed by the rules determined by the Board of Directors in its corresponding Regulations.

3.                            The Board of Directors is also required to create and maintain a permanent Appointments and Remuneration Committee, which shall be governed by the following provisions:

(a)                       The Appointments and Remuneration Committee shall consist of a minimum of three directors, proposed by the chairman of the board based on a prior report from the Committee and appointed by the Board of Directors, all of whom must be external directors. At least two members of the Appointments and Remuneration Committee must be independent directors. The Board of Directors shall also appoint the chairman of the Committee from the independent directors that form part of it. The position of secretary of the Appointments and Remuneration Committee shall be held by the Remuneration Manager or by the person that is appointed to this role by the board, if applicable.

(b)                       The directors that form part of the Appointments and Remuneration Committee shall only perform their role while they remain directors of the company’s board, unless the Board of Directors agrees otherwise. The renewal, re-election and dismissal of directors that sit on the Appointments and Remuneration Committee shall be governed by the Board of Directors.

(c)                        Notwithstanding any other roles that may be assigned to the Committee by the Board of Directors at any given time, and by virtue of the current regulations, the Appointments and Remuneration Committee shall perform the following functions in all cases:

(i)                           Assess the skills, knowledge and experience required by the Board of Directors. The Committee shall define the functions and skills required by candidates for each vacancy and assess the time and dedication required for the role to be performed correctly.

(ii)                        Establish a representation target for the under-represented gender on the Board of Directors and prepare guidelines of how to achieve this goal.

(iii)                   Submit proposals to the Board of Directors to appoint independent directors so that they may be appointed by co-optation or for the decision to be submitted to the General Shareholders’ Meeting, as well as proposals for re-elections or dismissals of these directors, also to be submitted to the General Shareholders’ Meeting.

(iv)                  Submit proposals to appoint the remaining directors so that they may be appointed by co-optation, or for the decision to be submitted to the General Shareholders’ Meeting, as well as proposals for re-elections or dismissals also to be submitted to the General Shareholders’ Meeting.

(v)                     Make proposals to appoint or dismiss members of the senior management team and the basic conditions of their contracts.

(vi)                  Analyze and organize the succession of the chairman of the Board of Directors and the Company’s CEO, and make proposals to the Board of Directors so that this succession occurs in an organized and planned way, as appropriate.

(vii)               Propose to the Board of Directors the remuneration policy for directors and general managers or those people that perform senior management functions reporting directly to the Board; members of executive committees or CEOs; as well as the individual remuneration and other contractual conditions of executive directors, ensuring that these conditions are fulfilled.

(viii)            Any matters within its area of competence that may be requested by the chairman of the Board of Directors.

(ix)                  Any other function attributed to it by the Board of Directors in its corresponding regulations.

(d)                       The functioning of the Appointments and Remuneration Committee shall be governed by the rules determined by the Board of Directors in its corresponding Regulations.

4.                            The Board of Directors is also required to create and maintain a permanent Investments Committee, which shall be governed by the following provisions:

(a)                       The Investments Committee shall consist of a minimum of three directors, proposed by the Chairman of the Board based on a prior report from the Committee and appointed by the Board of Directors, and the majority of whom must be external directors. The Board of Directors shall also appoint the Chairman thereof from among the independent directors that form part of such Committee. The position of secretary of the Investments Committee shall be held by the person holding the position of Technical General Secretary of the

Company or by the person that is appointed to this role by the Board of Directors for such purposes, if applicable.

(b)                       The directors that form part of the Investments Committee shall only perform this role while they remain directors of the company’s board, unless the Board of Directors agrees otherwise. The renewal, re-election and dismissal of directors that sit on the Investments Committee shall be governed by the decisions of the Board of Directors.

(c)                        Notwithstanding any other roles that may be assigned to the Committee by the Board of Directors at any given time, the Investments Committee shall be responsible for:

(i)         Control and monitoring of capex commitments. Capex is defined as the investment in capital or equivalent instruments in projects that involve the outflow of funds from the Company. For such purposes, it is responsible for proposing any commitment to invest capex in new projects, prior to approval thereof by the Board of Directors. Only the Committee shall have the power to propose new capex investments in new projects to the Board, with the Board abstaining from approving capex investment projects that have not been proposed to it by the Committee.

(ii)        Monitoring the budget and external capex goals that the Company establishes from time to time.

(iii)       Reporting on commitments to increase and reduce financial debt, and monitoring the Company’s financial deleveraging policy.

(iv)       Reporting on the dividend distribution policy and changes thereto.

(d)                       The Investments Committee may function in accordance with the rules that may be determined by the Board of Directors in a specific regulation.”

Five.- Amendment of article 2 of the Regulations of the General Shareholders’ Meeting in order to conform it to the amendments of the Bylaws proposed under item four above.

In order conform the text of the Regulations of the General Shareholders’ Meeting to the amendments to the Bylaws proposed under the preceding item four of the agenda, and particularly the amendment of article 20 of the Bylaws, which is proposed to allow the shareholders acting at a General Shareholders’ Meeting of the Company to be able to give instructions to the Board of Directors or to submit for its approval the adoption of decisions or resolutions regarding certain management issues, upon the terms of the provisions of Section 161 of the Capital Companies Act, it is hereby resolved to approve the amendment of the text of article 2 of the Regulations of the General Shareholders’ Meeting to remove the regulation-mandated prohibition against intervention in management issues by shareholders at a General Shareholders’ Meeting contained in the last paragraph of such article, which shall hereafter read as follows:

“Article 2.- Powers and duties of the General Shareholders’ Meeting.

The General Shareholders’ Meeting of the Company shall deliberate and decide on matters attributed to it by law, the Company’s Bylaws or these Regulations, and in particular regarding the following:

(a)                     Approval of the annual financial statements, the appropriation of earnings and approval of the management of the company.

(b)                     The appointment and dismissal of directors, administrators and, if appropriate, the accounts auditors, as well as bringing any shareholder derivative actions against any of these persons.

(c)                      Amendment of these Bylaws.

(d)                     Approval and amendments of the Regulations of the General Shareholders’ Meeting.

(e)                      Capital increases or reductions.

(f)                       Exclusions or restrictions of pre-emptive rights.

(g)                      The acquisition or divestment of essential assets or their contribution to another company. Essential assets are defined as those in which the amount of the transaction exceeds 25% of the value of the assets that appear in the latest approved balance sheet.

(h)                     The transformation, merger, split or full assignment of assets and liabilities, as well as transferring the company’s registered address abroad.

(i)                         Liquidation of the Company.

(j)                        Approval of the final liquidation balance sheet.

(k)                     The transfer of essential activities carried out by the company, to subsidiary entities, even though the company retains full control over them. Activities and operating assets shall be defined as essential when the volume of the transaction exceeds 25% of the total assets on the balance sheet.

(l)                         Operations that are equivalent to winding up the Company.

(m)                 The directors’ remuneration policy.

The General Shareholders’ Meeting shall also decide on any matter that is put to it by the Board of Directors, or by shareholders in the cases established by law, or those that are its responsibility in accordance with the law and these Bylaws.”

Six.- Information to the shareholders at the General Shareholders’ Meeting of the amendments approved by the Board of Directors to the Regulations thereof.

The shareholders are informed that the Company’s Board of Directors, at its meeting of September 23, 2015, in line with the proposed amendment of the Bylaws submitted to the shareholders under item 4.2 of the agenda, unanimously the introduction of a new article 30 in the restated text of the Regulations of the Board of Directors, in line with the provisions of the proposed amendment of article 44 bis of the Bylaws, in order to provide support in the regulations of the creation and regulation of the composition and functioning of a new investment committee of the Company’s Board of Directors. Likewise, the Board of Directors approved the amendment of articles 6 and 21 to reflect the fact that the Chairman will no longer be the Company’s CEO.

The restated text of the Regulations of the Board of Directors has been made available to the shareholders since the date of the call to meeting of this Extraordinary General Shareholders’ Meeting.

Seven.- Approval by the shareholders acting at the General Shareholders’ Meeting of the instruction to the Board of Directors to observe a maximum limit on capex commitments.

The Board of Directors is instructed that it follows the limitations set forth below in the exercise of its powers in relation to approval of the capex commitment policy. For the purposes hereof, capex is defined as the investment in capital or equivalent instruments in projects that involve the outflow of funds from the Company.

Such limitations are as follows:

(i)                         It must heed the capex investment commitments in projects assumed through the date of this resolution.

(ii)                      For fiscal year 2015, it shall not assume new capital investment (capex) commitments in new projects.

(iii)                   As regards new capex investment commitments in new projects, the maximum investment amount for each fiscal year shall be 50 million euros (€50,000,000). Notwithstanding the foregoing, the above limit shall cease to apply if: (i) the ratio of corporate gross debt (which includes non-recourse debt in process and bridge financing, as such concepts are defined in the Company’s consolidated audited annual financial statements) to corporate EBITDA is less than 3.5x, or (ii) the Company achieves a rating of at least BB- by Standard and Poors or Ba3 by Moody’s.

Eight.- Delegation of powers to the Board of Directors for the interpretation, correction, implementation, formalization and registration of the resolutions adopted.

To expressly authorize the Chairman of the Board of Directors, the Vice-Chairmen and the Secretary so that any of them, individually, and as a special representative of the shareholders, may appear before a Notary Public to execute the necessary public instruments and, if appropriate, to record such resolutions as are legally required with the Commercial Registry, formalizing any documents as are necessary to comply with such resolutions.

Furthermore, to authorize the Board of Directors, with the power of substitution to any of its members, to freely interpret, apply, execute and implement the approved resolutions, including correction thereof and compliance therewith, and to delegate the authority to any of its members in order to execute any instrument of correction or supplement that is needed to correct any error, defect or omission that might prevent the registration of any resolution, including compliance with any requirements that may be legally required for such resolutions to become effective.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

Date: September 25, 2015	By:	/s/ Daniel Alaminos Echarri
		Name:	Daniel Alaminos Echarri
		Title:	General Secretary